UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Banro Corporation
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

066800103
(CUSIP Number)

February 29, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	066800103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gramercy Funds Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,294,250 common shares 33,743,233 common shares issuable upon exchange of preferred shares[1] 18,300,000 common shares issuable upon the exchange of warrants[1]

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,294,250 common shares 33,743,233 common shares issuable upon exchange of preferred shares[1] 18,300,000 common shares issuable upon the exchange of warrants[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,294,250 common shares 33,743,233 common shares issuable upon exchange of preferred shares[1]
18,300,000 common shares issuable upon the exchange of warrants[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.2%[1]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

1 As of the date hereof, the reporting persons have beneficial ownership of 8,294,250 common shares (the "Common Shares") of the issuer, 33,743,233 preferred shares (the "Preferred Shares") of the issuer and 18,300,000 warrants of the issuer (the "Warrants").  The right to exchange the Preferred Shares is subject to a 19.9% ownership limit, such that the reporting persons cannot effect the exchange of the Preferred Shares to the extent that the issuance pursuant to such exchange would result in the reporting persons collectively holding 19.9% or more of the number of issued and outstanding Common Shares.  The Warrants may be exchanged for Common Shares on a 1 to 1 basis.  Rows 6, 8 and 9 show the number of Common Shares that would be issuable upon the exchange of the Preferred Shares and the Warrants, and Row 11 shows the percentage, giving effect to such ownership limit.

CUSIP No.	066800103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert Koenigsberger

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,294,250 common shares 33,743,233 common shares issuable upon exchange of preferred shares[2] 18,300,000 common shares issuable upon the exchange of warrants[2]

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,294,250 common shares 33,743,233 common shares issuable upon exchange of preferred shares[2] 18,300,000 common shares issuable upon the exchange of warrants[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,294,250 common shares 33,743,233 common shares issuable upon exchange of preferred shares[2] 18,300,000 common shares issuable upon the exchange of warrants[2]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.2%[2]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

2 As of the date hereof, the reporting persons had beneficial ownership of 8,294,250 common shares (the "Common Shares") of the issuer, 33,743,233 preferred shares (the "Preferred Shares") of the issuer and 18,300,000 warrants of the issuer (the "Warrants").  The right to exchange the Preferred Shares is subject to a 19.9% ownership limit, such that the reporting persons cannot effect the exchange of the Preferred Shares to the extent that the issuance pursuant to such exchange would result in the reporting persons collectively holding 19.9% or more of the number of issued and outstanding Common Shares.  The Warrants may be exchanged for Common Shares on a 1 to 1 basis.  Rows 6, 8 and 9 show the number of Common Shares that would be issuable upon the exchange of the Preferred Shares and the Warrants, and Row 11 shows the percentage, giving effect to such ownership limit.

CUSIP No.	066800103

Item 1.	(a).	Name of Issuer:

Banro Corporation

(b).	Address of issuer's principal executive offices:

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, Canada M5X 1E3

Item 2.	(a).	Name of person filing:

Gramercy Funds Management LLC Robert Koenigsberger

(b).	Address or principal business office or, if none, residence:

Gramercy Funds Management LLC 20 Dayton Avenue Greenwich, Connecticut 06830 Robert Koenigsberger c/o Gramercy Funds Management LLC 20 Dayton Avenue Greenwich, Connecticut 06830

(c).	Citizenship:

Gramercy Funds Management LLC – Delaware limited liability company Robert Koenigsberger – United States of America

(d).	Title of class of securities:

Common shares, no par value

(e).	CUSIP No.:

066800103

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

	Gramercy Funds Management LLC –	8,294,250 common shares, 33,743,233 common shares issuable upon exchange of preferred shares[3] and 18,300,000 common shares issuable upon exchange of warrants[3]
	Robert Koenigsberger –	8,294,250 common shares, 33,743,233 common shares issuable upon exchange of preferred shares[3] and 18,300,000 common shares issuable upon exchange of warrants[3]

(b)	Percent of class:

Gramercy Funds Management LLC – 16.2% Robert Koenigsberger – 16.2%

(c)	Number of shares as to which Gramercy Funds Management LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	8,294,250 common shares (33,743,233 common shares issuable upon exchange of preferred shares and 18,300,000 common shares issuable upon exchange of warrants)[3]	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	8,294,250 common shares (33,743,233 common shares issuable upon exchange of preferred shares and 18,300,000 common shares issuable upon exchange of warrants)[3]	.

Number of shares as to which Robert Koenigsberger has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	8,294,250 common shares (33,743,233 common shares issuable upon exchange of preferred shares and 18,300,000 common shares issuable upon exchange of warrants)[3]	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	8,294,250 common shares (33,743,233 common shares issuable upon exchange of preferred shares and 18,300,000 common shares issuable upon exchange of warrants)[3]	.

3 Please see the note on the cover page for this reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [__].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the securities reported in this Schedule 13G are owned by advisory clients of Gramercy Funds Management LLC, none of which directly owns more than 5% of the outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2016	Gramercy Funds Management LLC

By: /s/ Robert Lanava
Name: Robert Lanava
Title: Partner

/s/ Robert Koenigsberger
Robert Koenigsberger

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1
Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the common shares, no par value, of Banro Corporation beneficially owned by them, together with any or all amendments thereto, when and if appropriate.  The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

Dated: March 8, 2016	Gramercy Funds Management LLC

By: /s/ Robert Lanava
Name: Robert Lanava
Title: Partner

/s/ Robert Koenigsberger
Robert Koenigsberger

SK 27861 0001 7073472